February 13, 2023

Christopher Bellacicco
U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price Exchange-Traded Funds, Inc. (Registrant)
on behalf of the following series:
  T. Rowe Price Capital Appreciation Equity ETF (formerly known as Core Equity ETF)
  T. Rowe Price Growth ETF
  T. Rowe Price International Equity ETF
  T. Rowe Price Small-Mid Cap ETF
  T. Rowe Price Value ETF
 (each a “Fund” and together, “Funds”)
File Nos.: 333-235450/811-23494

Dear Mr. Bellacicco:

The following is in response to your comments provided on January 30, 2023, regarding the Registrant’s registration statement filed on Form N-1A on December 16, 2022 (the “Registration Statement”). Your comments and our responses are set forth below.

All Funds

1.  Comment: In the Fees & Expense table of each Fund, please provide completed fees and expenses with your responses.

Response: We will update the Fees & Expense table of each Fund, as shown below.

T. Rowe Price Capital Appreciation Equity ETF

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.31%

Other expenses	0.00

Total annual fund operating expenses	0.31

T. Rowe Price Growth ETF

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.38%

Other expenses	0.00

Total annual fund operating expenses	0.38

T. Rowe Price International Equity ETF

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.50%

Other expenses	0.00

Total annual fund operating expenses	0.50

T. Rowe Price Small-Mid Cap ETF

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.55%

Other expenses	0.00

Total annual fund operating expenses	0.55

T. Rowe Price Value ETF

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.33%

Other expenses	0.00

Total annual fund operating expenses	0.33

2. Comment: In the Principal Investment Strategies section of each Fund, under the “More Information About the Fund’s Investment Objective(s), Strategies and Risks,” it states “[t]he Firm integrates environmental, social, and governance (ESG) factors into its investment research process for certain investments.” Please clarify what you mean by “certain investments.”

Response: While ESG considerations are embedded into our investment research platform across most asset classes, we recognize that not all investments or instruments may be incorporated into our ESG integration process due to a lack of relevance or lack of data. We provide a few examples of such investments further in the paragraph by stating, “for certain types of investments, including, but not limited to, cash, currency positions, and particular types of derivatives, an ESG analysis may not be relevant or possible due to a lack of data.” In addition, we intend to further clarify the scope of our ESG integration process by adding the following language to the Funds’ Statement of Additional Information:

The ESG factors discussed herein may not be applied or analyzed with respect to each issuer or security invested in by the fund. A fund may underperform other similar funds that do not apply or analyze ESG factors in the investment process. A fund may invest in issuers or securities that do not reflect the views of any particular investor’s views of ESG. To the extent T. Rowe Price uses third-party vendor services and/or its own proprietary research platform, such resulting data may not be sufficiently available, complete, or accurate and thus could negatively affect the fund’s performance.

3.  Comment: In the Principal Investment Strategies section of each Fund under the “More Information About the Fund’s Investment Objective(s), Strategies and Risks,” it states “[t]he fund invests in the following types of securities or assets:” and lists “Common and Preferred Stocks.” If investing in preferred stock is part of the fund’s principal investment strategy, please include in the strategy section of the summary prospectus.

Response: The Registrant will remove the reference to preferred stocks from the statutory section of the principal investment strategies of each Fund.

Common ~~and Preferred~~ Stocks

Stocks represent shares of ownership in a company. ~~Generally, preferred stocks have a specified dividend rate and rank after bonds and before common stocks in their claim on income for dividend payments and on assets should the company be liquidated.~~ After other claims are satisfied, common stockholders participate in company profits on a pro-rata basis and profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company’s stock price, so common stocks generally have the greatest appreciation and depreciation potential of all corporate securities. ~~Unlike common stock, preferred stock does not ordinarily carry voting rights. While most preferred stocks pay a dividend, the fund may decide to purchase preferred stock where the issuer has suspended, or is in danger of suspending, payment of its dividend.~~

T. Rowe Price Core Equity ETF

4.  Comment: In the summary and statutory Principal Investment Strategies sections, it states “[t]he fund takes a core approach to stock selection, which includes both growth and value styles of investing.” Please add disclosure explaining what “core approach” means and the evaluation in selecting securities.

Response: In the summary and statutory sections, the Registrant will rephrase the referenced sentence to: “The fund takes a core approach to stock selection, which ~~includes~~ means both growth and value styles of investing.”

The Registrant will also add the following to the summary principal investment strategies section after the last sentence in the first paragraph:

In selecting stocks, the adviser typically seeks out companies with one or more of the following characteristics: experienced and capable management; strong risk-adjusted return potential; leading or improving market position or proprietary advantages; attractive valuation relative to a company’s peers or its own historical norm.

Separately, as discussed, the Registrant notes that the name of the Fund has changed to “Capital Appreciation Equity ETF,” which will be reflected in the 485(b) filing. Additionally, an affiliated sub-adviser, T. Rowe Price Investment Management, Inc. will be added to the management of the Fund. Finally, the following will be added to the principal investment strategy section of the summary and statutory prospectus following the sentence referenced in Comment #5: “The Fund will seek to maintain about 100 securities in the portfolio.”

T. Rowe Price Growth ETF

5. Comment: In the summary Principal Risks section, “Convertible securities” risk is listed. However, convertible securities do not appear in the Principal Investment Strategies section. If the fund will invest in convertible securities as part of its principal investment strategy, please disclose in this section. If it does not plan to use, then please remove the risk disclosure.

Response: The Registrant will remove the risk disclosure from the summary and statutory prospectuses.

6. Comment: In the Principal Investment Strategies section, under the “More Information About the Fund’s Investment Objective(s), Strategies and Risks,” it states “[t]he fund invests in the following types of securities or assets:” and lists “Convertible Securities and Warrants.” If the fund will invest in convertible securities as part of its principal investment strategy, please disclose in this section. If it does not plan to use, then please remove the risk disclosure.

Response: The Registrant will remove the convertible securities and warrants paragraph (copied below) from the statutory principal investment strategies section.

Convertible Securities and Warrants

The fund may invest in debt instruments or preferred equity securities that are convertible into, or exchangeable for, equity securities at specified times in the future and according to a certain exchange ratio. Convertible bonds are typically callable by the issuer, which could in effect force conversion before the holder would otherwise choose. Traditionally, convertible securities have paid dividends or interest at rates higher than common stocks but lower than nonconvertible securities. They generally participate in the appreciation or depreciation of the underlying stock into which they are convertible, but to a lesser degree than common stock. Some convertible securities combine higher or lower current income with options and other features. Warrants are options to buy, directly from the issuer, a stated number of shares of common stock at a specified price anytime during the life of the warrants (generally, two or more years). Warrants have no voting rights, pay no dividends, and can be highly volatile. In some cases, the redemption value of a warrant could be zero.

T. Rowe Price International Equity ETF

7. Comment: In the Principal Investment Strategies sections, it states “[t]he fund relies on MSCI Inc. or another unaffiliated data provider to determine which countries are considered developed markets and the country assigned to a security.” In a supplemental response, please note that a sticker would be filed if the unaffiliated data provider changed.

Response: If the unaffiliated data provider changes to a different unaffiliated data provider, the Registrant would update the prospectus at the next annual update. If there is a material change to the definition of developed markets, the Registrant would sticker the prospectus.

8. Comment: In the summary Principal Investment Strategies section it states, “[w]hile the adviser invests with an awareness of the global economic backdrop and the adviser’s outlook for certain industries, sectors, and individual countries, the adviser’s decision-making process focuses on bottom-up stock selection.” Please add additional disclosure explaining what drives stock selection and whether specific criteria is considered.

Response: The Registrant will add the following to the summary principal investment strategies section as the last sentence in the last paragraph: “The adviser generally selects securities for the fund that the adviser believes have the most favorable combination of company fundamentals, earnings potential, and relative valuation.”

9. Comment: In the summary Principal Risks section, “Emerging markets” risk is listed. If the fund will invest in emerging markets, please define emerging markets.

Response: The Registrant will remove the emerging markets risk.

T. Rowe Price Small-Mid Cap ETF

10. Comment: In the Principal Investment Strategies section, it states “[t]he fund defines small- and mid-cap securities as those whose market capitalization, at the time of purchase, falls within the market capitalization range of the MSCI USA SMID Cap® Index or another unaffiliated index.” In a supplemental response, please note that a sticker would be filed if the unaffiliated index changed.

Response: If the unaffiliated index changes to a different unaffiliated index, the Registrant would update the prospectus at the next annual update. If there was a material change to the definition of small- and mid-cap securities, the Registrant would sticker the prospectus.

11. Comment: In the summary Principal Investment Strategies section, it states “[t]he portfolio is typically constructed in a ‘bottom up’ manner, an approach that focuses more on evaluations of individual stocks than on analysis of overall economic trends and market cycles.” Please add disclosure explaining what drives stock selection and whether any specific criteria is considered.

Response: The Registrant will add the following to the summary principal investment strategies section as the last sentence of the second paragraph:

The fund’s adviser analyzes various metrics, such as returns on equity, capital expenditure, projected growth rates, and price-to-earnings, price-to-cash flows, and price-to-book ratios. Stocks are also evaluated on relative valuation, profitability, stability, earnings quality, management capital allocation actions, and indicators of near-term appreciation potential when compared with other stocks within the relevant investing universe.

T. Rowe Price Value ETF

12. Comment: In the summary Principal Investment Strategies section, it states “[t]he fund uses a value style of investing. In taking a value approach to investment selection, the adviser seeks to identify companies that appear to be undervalued by various measures, and may be temporarily out of favor, but have good prospects for capital appreciation.” Please disclose what these “various measures” are in this section.

Response: The Fund will add the following to the summary principal investment strategies section as the third sentence in the first paragraph: “Some of the principal measures used to identify such stocks are: price/earnings ratio, price/book value ratio, price/sales ratio, dividend yield, price/cash flow, undervalued assets, and restructuring opportunities.”

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

/s/Seba Kurian
Seba Kurian
Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.